Exhibit 11
American Safety Insurance Holdings, Ltd. and Subsidiaries
Computation of Earnings Per Share
(Dollars in thousands except per-share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010
Basic:
Earnings available to common shareholders	$5,797	$7,202	$17,750	$19,872

Weighted average common shares Outstanding	10,377,890	10,271,184	10,416,979	10,282,976

Basic earnings per common share	$0.56	$0.70	$1.70	$1.93

Diluted:
Earnings available to common Shareholders	$5,797	$7,202	$17,750	$19,872

Weighted average common shares Outstanding	10,377,890	10,271,184	10,416,979	10,282,976

Weighted average common shares equivalents associated with options and restricted stock	324,069	341,097	334,333	332,572

Total weighted average common shares for diluted purposes	10,701,959	10,612,281	10,751,312	10,615,548

Diluted earnings per common Share	$0.54	$0.68	$1.65	$1.87